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May 1, 2003

Via Facsimile and EDGAR
Mr. Harry Eisenstein
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: Request to Withdraw Post-Effective Amendment on Form N-4 Pursuant to Rule 477 of the 1933 Act on Form AW
                  Variable Annuity Account Five ("Registrant")
                  AIG SunAmerica Life Assurance Company ("Depositor")
                  File Nos.:  333-92396 and 811-07727
                  Accession Number 0000898430-03-002581

Dear Mr. Eisenstein:

         Pursuant to Rule 477 (AW) of the 1933 Act, the Registrant, a separate account of Depositor, hereby respectfully requests that the Commission withdraw Post-Effective Amendment Nos. 3 and 4 filed on April 24, 2003 under the 1933 Act and the 1940 Act, respectively, to the Registration Statement on Form N-4 pursuant to 485(b), accession number 0000898430-03-002581. That Post-Effective Amendment was inadvertently filed without the financial statements of the Depositor. We request that that filing be withdrawn.

         We have since filed a corrected 485(b) with the Accession No. 0000898430-03-002732 adding the financial statements of the Depositor as Post-Effective Amendment Nos. 4 and 5.

         If you have questions, please contact me at (310) 772-6307. Thank you for your assistance.

Very truly yours,

/s/ LUCIA B. WILLIAMS

Lucia B. Williams
Director,
Variable Annuity Product Compliance